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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Medwave, Inc
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	41-1493458 (I.R.S. Employer Identification no.)
435 Newbury Street, Suite 206, Danvers, Massachusetts 01923 (Address of Principal Executive Offices) (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒
Securities Act registration statement file number to which this form relates:	N/A (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant's Securities.

  Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, of which 8,650,916 shares are issued and outstanding as of the date hereof.

  Voting Rights.    The holders of our common stock have one vote per share. Holders of our common stock are not entitled to vote cumulatively for the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority, or, in the case of election of directors, by a plurality, of the votes entitled to be cast at a meeting at which a quorum is present by all shares of common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to our certificate of incorporation must be approved by a majority of the voting power of the common stock at a duly constituted meeting called expressly for such purpose, provided, however, that certain provisions may only be amended by the affirmative vote of not less than 75% of the outstanding shares entitled to vote thereon.

  Dividends.    Holders of common stock share ratably in any dividends declared by our board of directors. Dividends consisting of shares of common stock may be paid to holders of shares of common stock.

  Other Rights.    In the event of any merger or consolidation of Medwave with or into another company as a result of which shares of common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of common stock will be entitled to receive the same kind and amount, on a per share of common stock basis, of such shares of stock and other securities and property, including cash. On liquidation, dissolution or winding up of Medwave, all holders of common stock are entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

  Classification of Board of Directors.    Medwave's Certificate of Incorporation provides for a classified board of directors, consisting of three classes of directors, each serving for a three year term.

  Indemnification Matters

  Our certificate of incorporation contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained in improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. Our by-laws provide that directors and officers shall be, and in the discretion of our board of directors, non-officer employees may be, indemnified by Medwave to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of Medwave. Our by-laws also provide that the Company shall advance all expenses incurred by a director, and may advance, at the discretion of the board of directors, expenses incurred by an officer or non-officer employee, in each case incurred by such person in connection with a proceeding in which such person is involved as a result of their service as a director or officer of the Company. Our by-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Medwave as described above, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present, there is no pending material litigation or proceeding involving any director, officer, employee or agent of Medwave in which indemnification will be required or permitted.

  By-Law Provisions

  Our by-laws provide that a special meeting of stockholders may be called only by our board of directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, unless otherwise required by law. Our by-laws provide that only those matters included in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, our by-laws include advance notice and informational requirements and time limitations on any director nomination or any proposal which a stockholder wishes to make at an annual meeting of stockholders.

Item 2. Exhibits.

  (1)
  Specimen certificate for shares of common stock of the Registrant.

  (2)
  Certificate of Incorporation of the Registrant.

  (3)
  By-laws of the Registrant.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MEDWAVE, INC.
	By:	/s/ TIMOTHY J. O'MALLEY Timothy J. O'Malley Chief Executive Officer and President
Dated: August 1, 2003

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INFORMATION REQUIRED IN REGISTRATION STATEMENT
SIGNATURE